

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
William W. Lovette
President and Chief Executive Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634

> **Re:**   **Pilgrim's Pride Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 15, 2013**
> **File No. 001-09273**

Dear Mr. Lovette:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2012

Signatures, page 110

1. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2) and Signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor